UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 6, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into a technical development service agreement (the “Technical Development Service Agreement”) with Bangyuan Liu, an unaffiliated third party, pursuant to which Bangyuan Liu agreed to provide technical development services in connection with the Company’s LLM-Based Learning APP System for a period of twelve months commencing on May 6, 2026. As consideration for the services rendered and to be rendered thereunder, the Company issued 2,800,000 Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”) to Bangyuan Liu on June 15, 2026.

On May 6, 2026, the Company entered into an AI-based technology research and development services agreement (the “AI-Based Technology R&D Services Agreement”) with Akaewood Investment Holding Co., Ltd., an unaffiliated third party, pursuant to which Akaewood Investment Holding Co., Ltd. agreed to provide AI-based technology research and development services to the Company for a period of twelve months commencing on May 6, 2026. As consideration for the services rendered and to be rendered thereunder, the Company issued 3,200,000 Class A Ordinary Shares to Akaewood Investment Holding Co., Ltd on June 15, 2026.

The foregoing description of the Technical Development Service Agreement, and AI-Based Technology R&D Services Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, copies of which are filed as Exhibits to this Report on Form 6-K. The Class A Ordinary Shares issuable under the Agreements are being issued as restricted securities in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Technical Development Service Agreement, dated May 6, 2026
99.2	AI-Based Technology R&D Services Agreement, dated May 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: June 18, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)